

November 18, 2013

<u>Via E-mail</u>
Mr. Howard G. Berger, M.D.
Chief Executive Officer
RadNet, Inc.
1510 Cotner Avenue
Los Angeles, CA 90025

      Re: RadNet, Inc.
               Form 10-K for the Year Ended December 31, 2012
               Filed March 18, 2013
               File No. 001-33307

Dear Mr. Berger:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/Tia L. Jenkins

                                          Tia L. Jenkins
                                          Senior Assistant Chief Accountant
                                          Office of Beverages, Apparel, and Mining